UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02037089

NO ACT
P.E 2-8-02
1-12331-01

April 9, 2002

PROCESSED
MAY 3 0 2002
THOMSON
FINANCIAL

Act 1934
Section 14A-8
Rule
Public Availability 4/9/2002

Sandor E. Samuels
Senior Managing Director, Legal
General Counsel and Secretary
Countrywide Credit Industries, Inc.
4500 Park Granada
MS CH-11A
Calabasas, CA 91302

Re: Countrywide Credit Industries, Inc.
Incoming letter dated February 8, 2002

Dear Mr. Samuels:

This is in response to your letters dated February 8, 2002, March 8, 2002 and March 28, 2002 concerning the shareholder proposal submitted to Countrywide Credit by Dr. John A. Duggan. We also have received a letter from the proponent dated March 1, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Dr. John A. Duggan
803 Kittering Way
Worcester, MA 01609

CRGH

Countrywide®

SANDOR E. SAMUELS
SENIOR MANAGING DIRECTOR, LEGAL,
GENERAL COUNSEL AND SECRETARY

4500 PARK GRANADA
MS CH-11A
CALABASAS, CALIFORNIA 91302
(818) 225-3505
(818) 225-4055 FAX

VIA UPS

February 8, 2002

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: **Countrywide Credit Industries, Inc.**
Shareholder Proposal Submitted by Dr. John A. Duggan

Ladies and Gentlemen:

On January 30, 2002, Countrywide Credit Industries, Inc. (the "Company") received from Dr. John A. Duggan (the "Proponent") a shareholder proposal (the "Proposal"), under a cover letter, dated January 23, 2002, requesting that the Proposal be included in the proxy materials for the Company's 2002 Annual Meeting of Shareholders. The Proposal is attached hereto as Exhibit A.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Act"), the Company hereby notifies the Securities and Exchange Commission (the "Commission") that it intends to omit the Proposal from its 2002 proxy materials. We respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Commission if the Company omits the Proposal from those proxy materials.

The Company intends to omit the Proposal on the following grounds:

(a) The Proponent has failed to demonstrate that he is eligible to submit a proposal as required under Rule 14a-8(b) of the Act; and

(b) The Proposal may be omitted under Rule 14a-8(i)(3), or must be timely modified, because the Proposal contains materially false and misleading statements that require detailed and extensive editing in order to bring them into compliance.

The Proposal

In support of the Proposal, the Proponent makes several general assertions concerning the following: (i) increased public scrutiny of the sub-prime lending industry for certain predatory lending activities; (ii) state governments that have adopted laws to curb predatory lending abuses; (iii) federal legislative and regulatory measures under consideration; and (iv) the cost-effect of predatory lending practices on sub-prime borrowers.

In addition, the Proponent makes more specific assertions concerning the effects of prepayment penalties and suggesting that the Company has increased its sub-prime mortgage business and opposed predatory lending reform despite its publicly stated commitment to end predatory lending.

The Proposal then requests that the Board of Directors of the Company conduct a special executive compensation review to study ways of linking a portion of executive compensation to successfully addressing predatory lending practices and to include a summary of this review in the Compensation Committee's report to shareholders.

Rule 14a-8(b)

Pursuant to Rule 14a-8(b)(1), "[i]n order to be eligible to submit a proposal, [a proponent] must have continuously held . . . the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the proponent] submit[ted] the proposal."

Here, the Proponent attempted to prove his eligibility through a written statement from his broker under Rule 14a-8(b)(1)(i). This rule requires that the broker verify "that, at the time [the proponent] submitted [the] proposal, [the proponent] continuously held the securities for at least one year." The Proponent, through his broker, fails to meet this eligibility requirement on two levels.

First, the broker's written statement, which is dated January 18, 2002 and attached hereto as Exhibit B, fails to verify that the Proponent held the securities for at least one year "at the time [the proponent] submitted [the] proposal." This is evident from the cover letter under which the Proponent submitted his proposal. The cover letter, which is attached hereto as Exhibit C, is dated January 23, 2002. Staff Legal Bulletin No. 14 (July 13, 2001), at Section C.1.c.(3), makes it abundantly clear that even a one day gap between the date of the broker's written statement and the date on which the proposal is submitted is insufficient to demonstrate eligibility. Here, the broker's written statement predates the Proponent's submission of his Proposal by five days. The Proponent, therefore, has failed to demonstrate that he held the securities for at least one year "at the time [he] submitted [his] proposal."

Second, the written statement from the Proponent's broker does not clearly or affirmatively state that the Proponent continuously held the securities for at least one year. Rather, the broker simply provides a date of purchase for the securities and a representation that the securities are currently held by the Proponent. The broker's statement offers no nexus between the two dates, thus leaving it to inference that the "[the proponent] continuously held the securities for at least one year." This is also insufficient for the Proponent to demonstrate his eligibility to submit a proposal.

For the reasons set forth above and in accordance with Rule 14a-8(f), the Company mailed the Proponent notice of the Proposal's deficiencies on February 8, 2002. A copy of the Company's notice of deficiency is attached hereto as Exhibit D.

The Company notes that the 14-day period for the Proponent to respond to the notice of deficiency, as provided by Rule 14a-8(f)(1), has not yet expired. The Company further notes, however, that the Proponent did not submit his shareholder proposal until the last permissible day on which to do so. As a result, the date of the Company's deadline for filing this no-action letter arises prior to either the date by which the Company must provide notice of deficiency or the date by which Proponent must correct such deficiencies.

Accordingly, should the Proponent fail to cure the deficiencies set forth above within fourteen (14) days of his receipt of the notice of deficiency, the Company respectfully requests that the Staff not recommend enforcement action to the Commission if the Company omits the Proposal from its proxy materials. If the Proponent cures these deficiencies in a timely manner, the Company will notify the Commission and withdraw the portion of this no-action request appearing under the heading "Rule 14a-8(b)."

Rule 14a-8(i)(3)

In the event the Proponent sufficiently demonstrates his eligibility to submit the Proposal, or the Staff otherwise does not agree that the Proposal may be omitted under 14a-8(b)(1), the Company further asserts that the Proposal, including certain statements contained therein, is materially false and misleading. The Proposal, therefore, should be omitted or modified under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) provides that a company may exclude a shareholder proposal if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Proposal contains materially false or misleading statements throughout the "WHEREAS" clauses, which apparently are intended to be supporting statements. The specific reasons that omission or modification is proper are set forth below.

In the third "WHEREAS" clause, the Proponent alleges the following:

> WHEREAS, predatory lending behavior is expensive for borrowers. According to the North Carolina-based Coalition for Responsible Lending, predatory practices cost borrowers more than $9 billion annually. Controversial practices such as the inclusion of prepayment penalties, which is a provision of 80% of sub-prime loans, mean that economically vulnerable borrowers often cannot afford to take advantage of falling interest rates by refinancing their loans. Conventional borrowers refinance with ease. Only 2% of conventional loans carry prepayment penalties.

The statements in this clause are misleading.

The Proponent alleges that "predatory practices cost borrowers more than $9 billion annually." The Proponent, however, fails to provide any detail as to what predatory practices and/or economic consequences of predatory lending comprise this $9 billion figure, thereby preventing the Company from verifying the figure. Instead, the Proponent continues the clause with an assault on prepayment penalties, thereby suggesting not only that prepayment penalties constitute predatory lending practices but also that they have somehow contributed to the $9 billion cost to borrowers.

In fact, prepayment penalties do not, in and of themselves, constitute predatory lending practices. Rather, they provide borrowers, especially sub-prime borrowers, with the flexibility to lower the interest rates that lenders would otherwise charge. Similar to a discount point, a prepayment penalty enables the borrower to lower the interest rate of the loan while, at the same time, allowing the lender to recoup the up-front costs inherent in any loan. Whereas a discount point accomplishes this at the time the loan is funded, a prepayment penalty accomplishes it at the time the loan is paid off. For sub-prime borrowers who do not wish to pay discount points at the time of funding, a prepayment penalty still allows them to lower their interest rate and, consequently, lower their monthly payments. Simply put, the prepayment penalty affords the borrower a choice between a slightly higher interest rate and a lower interest rate with lower monthly payments. Entirely lost in the Proponent's opposition to prepayment penalties are these cost savings and benefits that work to the advantage of the borrowers.

The purpose of this analysis is not to engage in the ongoing philosophical debate as to whether prepayment penalties constitute predatory lending practices. As apparent from the Proposal's supporting statement, the Proponent and the organization for whom he presumably speaks, United for a Fair Economy/Responsible Wealth ("UFE"), contend that they do. The Company and many others disagree. However, it is both false and misleading to openly suggest as a factual matter not only that prepayment penalties constitute predatory lending practices but also to single them out, without qualification, as a contributing factor to a $9 billion cost figure that is presented without the slightest level of detail. On the basis of the foregoing, the third "WHEREAS" clause is misleading and should be omitted.

In the fourth "WHEREAS" clause, the Proponent alleges the following:

> WHEREAS, in order to expand its subprime mortgage business, Countrywide hired an executive from Associates First Capital, the firm with the most well documented record of predatory lending abuses. In addition, Countrywide has ramped up its purchases of subprime mortgage loans from independent mortgage brokers, at a time when others in the subprime industry, including Citigroup's Associates First, are reducing the use of mortgage brokers because of the prevalence of their abusive practices in the past.

The fourth "WHEREAS" contains both materially false and misleading statements.

First, the clause alleges that the Company is attempting to expand its sub-prime business by hiring an executive from Associates First Capital ("Associates"), "the firm with the most well documented record of predatory lending abuses." This assertion is not only misleading, it is also potentially defamatory.

The Proponent's suggestion that the Company selected an executive from the most notorious predatory lender to expand its sub-prime mortgage business is both inflammatory and misleading. The obvious inference is that the Company hired an executive who engaged in predatory lending abuse. This is tantamount to guilt by association. In fact, the Company based its hiring of a former Associates executive on a variety of factors, including the executive's strong reputation throughout the industry and firm commitment to legal and regulatory compliance. Moreover, the unsubstantiated description of Associates as "the firm with the most well documented record of predatory lending abuses" is an opinion stated as a fact, it is virtually impossible to support or refute, and the Company believes it is potentially defamatory. For these reasons, the statement should be omitted.

Second, the clause unfairly attaches "abusive practices" to mortgage brokers as a whole while alleging that the Company is "ramping up its purchases of subprime mortgage loans from independent mortgage brokers." The former statement is misleading in that it categorizes all mortgage brokers as predatory, and it fails to acknowledge that many, if not most, mortgage brokers do not engage in predatory lending practices. The latter statement is materially false. The Wholesale Lending Division of the Company's primary subsidiary, Countrywide Home Loans, Inc. ("CHL"), underwrites and originates mortgage loans, including sub-prime loans, that are sourced and processed through various mortgage brokers. CHL's Correspondent Lending Division purchases closed loans from lenders and mortgage bankers. CHL does not, however, either through its Wholesale Lending Division or Correspondent Lending Division, purchase sub-prime mortgage loans from independent mortgage brokers. Accordingly, the Proponent's statement that "Countrywide has ramped up its purchases of subprime mortgage loans from independent mortgage brokers" is false, and it should be omitted.

In the fifth "WHEREAS" clause, the Proponent alleges the following:

> WHEREAS, Countrywide Credit has strongly opposed strict predatory lending legislation at the state and local levels. In response to North Carolina's anti-predatory lending law, Countrywide discontinued making new subprime loans in the state.

Both statements in the fifth "WHEREAS" clause are materially false.

First, the Company has not "strongly opposed strict predatory lending legislation at the state and local levels." The Company has opposed, and will continue to oppose, what it deems to be unreasonable predatory lending legislation that makes loans more expensive and less accessible, and provides less options and choices for borrowers, thereby working to the borrowers' detriment. In fact, the Company worked with state legislators and industry groups in an effort to shape anti-predatory lending bills in California (AB 489) and Pennsylvania (SB 377) that focused on the elimination of true predatory lending practices without creating undue lending restrictions to the detriment of borrowers.

Second, the Company has not discontinued making new subprime loans in the State of North Carolina. In fact, CHL's Wholesale Lending Division continues to originate new subprime loans in North Carolina. In the Company's last fiscal year, for the ten (10) month period ending December 31, 2002, CHL's Wholesale Lending Division originated 202 new sub-prime loans for a total of $20,005,764 in originations in North Carolina. In January 2002, it originated 13 new loans for a total of $1,104,875 in originations in North Carolina. Accordingly, the Proponent's statement is materially false, and it should be omitted.

<u>Conclusion</u>

For the reasons set forth above, it is respectfully submitted that the Company's omission of the Proposal from its proxy materials for the 2002 Annual Meeting of Shareholders is proper. The Company respectfully requests that the Commission confirm that it will not recommend enforcement action if the Proposal is omitted.

In accordance with Rule 14a-8(j), the Company is informing the Proponent of the Company's intention to omit the Proposal from its proxy materials by sending him a copy of this letter and the attachments hereto. The Company is enclosing seven (7) copies of this letter and requests that the Commission acknowledge receipt by stamping and returning one copy in the enclosed self-addressed, stamped envelope.

If you have any questions, require further information, or wish to discuss this matter, please call me at (818) 225-3505.

Very truly yours,

Sandor E. Samuels
Senior Managing Director, Legal
General Counsel and Secretary

Enclosures
cc: Dr. John A. Duggan

Exhibit 'A'

Link Executive Pay to Predatory Lending Performance

WHEREAS, the sub-prime lending industry has come under increasing public scrutiny for predatory lending directed at low-income people, elderly homeowners, neighborhoods of recent immigrants, and communities of color. Eight states, including New York, California, Illinois and North Carolina have adopted laws aimed at curbing predatory lending abuses. Federal regulators and legislators are also considering measures to protect sub-prime borrowers.

WHEREAS, Countrywide Credit's executive officers have made public statements committing to business practices free of predatory lending. We believe our corporate leaders should be evaluated based on their success in meeting these commitments.

WHEREAS, predatory lending behavior is expensive for borrowers. According to the North Carolina-based Coalition for Responsible Lending, predatory practices cost borrowers more than $9 billion annually. Controversial practices such as the inclusion of prepayment penalties, which is a provision of 80% of sub-prime loans, mean that economically vulnerable borrowers often cannot afford to take advantage of falling interest rates by refinancing their loans. Conventional borrowers refinance with ease. Only 2% of conventional loans carry prepayment penalties. (Source: Standard & Poors)

WHEREAS, in order to expand its subprime mortgage business, Countrywide hired an executive from Associates First Capital, the firm with the most well documented record of predatory lending abuses. In addition, Countrywide has ramped up its purchases of subprime mortgage loans from independent mortgage brokers, at a time when others in the subprime industry, including Citigroup's Associates First, are reducing the use of mortgage brokers because of the prevalence of their abusive practices in the past.

WHEREAS, Countrywide Credit has strongly opposed strict predatory lending legislation at the state and local levels. In response to North Carolina's anti-predatory lending law, Countrywide discontinued making new subprime loans in the state.

RESOLVED, shareholders request that the Board of Directors conduct a special executive compensation review to study ways of linking a portion of executive compensation to successfully addressing predatory lending practices. Among the factors to be considered in this review: implementation of policies to prevent predatory lending; constructive meetings with concerned community groups; and reductions in predatory lending complaints filed with government bodies. A summary of this review will be published in the Compensation Committee's report to shareholders.

Exhibit 'B'

SALOMON SMITH BARNEY

A member of citigroup

508-791-2311 • 800-451-4027

January 18, 2002

RE: Dr. John A. Duggan
803 Kittering Way
Worcester, MA 01609

To Whom It May Concern:

The above referenced account holder currently holds on account two hundred (200) shares of Countrywide Credit, Inc. These shares were purchased on March 29, 1999.

Very truly yours,

James B. Kenary, Jr.
Senior Vice President-Investments

SALOMON SMITH BARNEY INC. 100 Front Street, 15th Floor, Worcester, MA 01608-1402 FAX 508-791-3945

Exhibit 'C'

RECEIVED
JAN 30 2002
SANDOR SAMUELS

803 Kittering Way
Worcester, MA 01609-1177
January 23, 2002

Mr. Sandor E. Samuels
Corporate Secretary
Countrywide Credit Industries, Inc.
MSN CH-11A
4500 Park Granada
Calabasas, CA 91302

Dear Mr. Samuels,

As a Countrywide Credit Industries shareholder, I am concerned about continuing reports of predatory lending within the subprime lending industry. Countrywide has stepped up its involvement in subprime lending and hired an executive from Associates First Capital, the company with the most well-documented record of predatory lending abuses, to head Countrywide's wholesale subprime lending unit. At a time when others in the subprime industry are reducing their reliance on independent mortgage brokers because of the prevalence of abusive practices, Countrywide is increasing its reliance on outside agents. Addressing predatory lending concerns is one of the greatest challenges facing our company. I think it is important that executive officers be measured and compensated based on our corporation's ability to meet the goal of ending predatory lending abuses.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations of the Securities Act of 1934, of 200 shares of Countrywide Credit Industries common stock I am submitting a shareholder proposal for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules. The proposal requests that the Board of Directors conduct a special executive compensation review studying ways of linking executive pay to improving predatory lending performance.

In accordance with Rule 14a-8 I have held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. Either my appointed representative or myself will be present at the annual meeting to introduce the proposal.

Please send copies of all correspondence pertaining to this resolution to: Scott Klinger; United for a Fair Economy/Responsible Wealth; 37 Temple Place; Boston, MA 02111, who is assisting me in filing this resolution. United for a Fair Economy and its Responsible Wealth project are national non-profit organizations working to address issues of income and wealth inequality both legislatively and through shareholder activism.

A commitment from Countrywide Credit to conduct the special compensation review as requested would allow this resolution to be withdrawn. I hope that you would be interested in pursuing a dialogue with United for a Fair Economy and myself about this proposal. I believe that this proposal is in the best interest of Countrywide Credit and its shareholders.

Sincerely,

John A. Duggan

Exhibit 'D'

Countrywide

SANDOR E. SAMUELS
SENIOR MANAGING DIRECTOR, LEGAL,
GENERAL COUNSEL AND SECRETARY

4500 PARK GRANADA
MS CH-11A
CALABASAS, CALIFORNIA 91302
(818) 225-3505
(818) 225-4055 FAX

VIA UPS

February 8, 2002

Dr. John A. Duggan
803 Kittering Way
Worcester, MA 01609-1177

Re: Countrywide Credit Industries, Inc.
Shareholder Proposal – 2002 Annual Meeting of Shareholders

Dear Mr. Duggan:

On January 30, 2002, Countrywide Credit Industries, Inc. (the "Company") received your shareholder proposal and your cover letter, dated January 23, 2002, pursuant to which you submitted the shareholder proposal for inclusion in the Company's 2002 proxy materials to be furnished prior to the 2002 Annual Meeting of Shareholders.

As you may know, Rule 14a-8 under the Securities Exchange Act of 1934, as amended, governs the submission and exclusion of shareholder proposals such as yours. For your reference, we have included a copy of Rule 14a-8 with this letter. Pursuant to Rule 14a-8(f), the Company hereby notifies you that you have failed to properly demonstrate your eligibility to submit a shareholder proposal. Pursuant to Rule 14a-8(b)(1), "[i]n order to be eligible to submit a proposal, you must have continuously held . . . the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal."

You have attempted to prove your eligibility through a written statement from your broker under Rule 14a-8(b)(1)(i). This rule requires that your broker verify "that, at the time you submitted your proposal, you continuously held the securities for at least one year." A review of your broker's written statement indicates that you fail to meet this eligibility requirement on two levels.

First, the broker's written statement, which is dated January 18, 2002, fails to verify that you held the securities for at least one year "at the time you submitted your proposal." This is evident from the cover letter, dated January 23, 2002, under which you submitted your proposal. Because your broker's written statement predates your submission of the Proposal by five days, you have failed to demonstrate that you held the securities for at least one year "at the time you submitted your proposal."

Second, your broker's written statement does not clearly or affirmatively state that you continuously held the securities for at least one year. Rather, the broker simply provides a date of purchase for the securities and a representation that you currently hold the securities. There is no nexus between the two dates, thus leaving it to inference that "you continuously held the securities for at least one year." This is also insufficient for you to demonstrate your eligibility to submit a proposal.

Accordingly, the Company hereby notifies you that you must correct the above-described deficiencies within fourteen (14) days of your receipt of this notice in order for your proposal to satisfy Rule 14a-8's eligibility requirements within the time frame provided in Rule 14a-8. Should you fail to do so within such fourteen (14) day period, you will have failed to demonstrate your eligibility to submit a shareholder proposal pursuant to the terms of Rule 14a-8 and, on this basis, the Company will seek to exclude your shareholder proposal from its proxy materials.

Please note that, because you submitted your shareholder proposal on the last possible date, the Company must file its reasons for exclusion with the Securities and Exchange Commission no later than February 11, 2002, i.e. prior to the date by which you must correct the deficiencies set forth in this letter. Accordingly, concurrent with this notice of deficiency, the Company is filing with the Commission a no-action request setting forth its reasons to exclude your shareholder proposal, including your failure to meet the eligibility requirement for submitting a shareholder proposal as set forth herein. In the no-action request, we state that we will withdraw the portion of the request pertaining to your eligibility if you satisfy Rule 14a-8's eligibility requirements within the time frame described above. A copy of the no-action request is included with this letter.

If you have any questions, please feel free to call me at (818) 225-3505.

Very truly yours,

Sandor E. Samuels
Senior Managing Director, Legal
General Counsel and Secretary

Enclosures

The Securities Lawyer's Deskbook

Regulatory History

Search Page

Suggestions

General Rules and Regulations promulgated under the Securities Exchange Act of 1934

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the

problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

10. Substantially implemented: If the company has already substantially implemented the proposal;
11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;
12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:
    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;
    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

   i. The proposal;

   ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains

materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

    i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

    ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Regulatory History

48 FR 38222, Aug. 23, 1983, as amended at 50 FR 48181, Nov. 22, 1985; 51 FR 42062, Nov. 20, 1986; 52 FR 21936, June 10, 1987; 52 FR 48983, Dec. 29, 1987; 63 FR 29106, 29119, May 28, 1998, as corrected at 63 FR 50622, 50623, Sept. 22, 1998

Return to top

Previous Contents Next

Published for the Center for Corporate Law by the Center for Electronic Text in the Law

803 Kittering Way
Worcester, MA 01609
March 1, 2002

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

RE: Countrywide Credit letter of February 8, 2002 seeking "no-action" relief from Shareholder Proposal on Executive Compensation

Ladies and Gentlemen,

In its February 8, 2002 letter to the Securities and Exchange Commission (the "Commission") Countrywide Credit Industries ("the Company") states that the shareholder proposal submitted by myself, John A. Duggan (the "Proponent"), is omitable under Rule 14a-8(b) (deficient proof of ownership) and Rule 14a-8(i)(3) (false and misleading information.

The Proponent disputes both of the Company's claims.

Has proper proof of ownership been established?

The Company acknowledged receiving the Proposal on January 30, 2002. A letter from Salomon Smith Barney confirming the Proponent's ownership stake accompanied the Proposal. The Company challenged the original proof of ownership as defective, claiming it failed to document continuous ownership over the one-year holding period required by Rule 14a-8. The Company's demand for proper proof of ownership came in a letter dated February 8, 2002, the same date as its letter to the Commission seeking "no-action" relief. The Proponent was not afforded the 14 days to correct the defective ownership proof as provided by Rule 14a-8, prior to the Company petitioning the Commission for permission to omit.

The Proponent submitted a revised proof of ownership letter on February 14, 2002 (letter and proof of mailing attached), well within the 14 day time period to correct a defective submission. This letter from Salomon Smith Barney attests to continued ownership since 1999. As of the date of this writing, the Company has made no further dispute of the ownership proof provided.

Does the Proposal contain false and misleading statements?

The Company objects to four statements made in the proposal.

Objection #1 The Company disputes the negative economic consequences of predatory lending, and objects to the labeling of pre-payment penalties as a predatory lending practice.

The Proposal clearly identifies the source of the statement, The Coalition for Responsible Lending (the "Coalition"). The report cited is clearly available on the home page of Coalition for Responsible Lending. The Proponent would be pleased to amend the Proposal to provide a web address for interested shareholders to access the report. An executive summary of the Coalition's report is attached. It concludes that pre-payment penalties cost 850,000 families with sub-prime loans $2.3 billion annually, a portion of the $9 billion in total costs of predatory lending.

The Company is correct in asserting that there is no clear, broadly accepted, legal definition of predatory lending. The Company articulates its view that pre-payment penalties are not a predatory practice. Many housing activist groups including ACORN and the Coalition for Responsible Lending disagree. The Proponent believes he has the right to cite an established source raising this concern and that the Company has the right in its statement of objection printed in the proxy statement to argue that pre-payment penalties do not constitute a predatory practice.

Central to the dispute is the fact that conventional mortgage loans used to commonly carry pre-payment penalties. Today just 2% of conventional mortgages carry prepayment penalties versus 80% of sub-prime loans. The Company and several other sub-prime lenders now offer non-prepayment penalty sub-prime loans at a higher interest rates than loans that carry prepayment penalties. Housing activists wonder why sub-prime borrowers must pay extra for something that conventional borrowers get without incurring added interest costs. The Company and its competitors provide no credible reason why low-income borrowers should face the higher interest costs associated with prepayment penalties while very few conventional borrowers do.

Objection #2 The Company objects to identifying its newly hired executive in charge of sub-prime lending as a former executive of the Associates First subsidiary of Citigroup. The Company also disputes the Proposal's reference to Associates First as the firm with the most well documented predatory abuses in the industry.

The Proponent believes Associates First record of abuse is well substantiated. On March 6, 2001, the Federal Trade Commission brought suit against Associates First alleging widespread and systematic predatory trade practices. The following day the *Wall Street Journal* reported liabilities in the suit could reach $1 billion, making it the largest suit to date on the issue of predatory lending. The Proponent believes that hiring an executive from a firm with such a record should raise a red flag to shareholders.

It is not a matter of guilt by association; it is a matter of an executive of a firm against which the federal government felt it necessary to take unprecedented action moving to another firm in the industry. Shareholders have the duty to consider and evaluate the past business relationships of corporate executives, particularly when the prior company has a poor record of regulatory compliance. Again the Proponent believes the Company has the statement of objection available to make its case about why shareholder concerns are unwarranted.

The practice of sourcing sub-prime loans from mortgage brokers has been the subject of widespread criticism. Unlike conventional mortgage loans that are subject to strict federal laws, sub-prime loans are subject to weak and often less enforced federal laws as well as a raft of state regulations enforced with differing degrees of strictness. In addition conventional loans that are resold into secondary markets come under another round of scrutiny with groups like Fannie Mae. Mortgage brokers dealing in sub-prime loans receive most of their oversight from firms like the Company that originate loans sourced and processed through mortgage brokers. Citigroup, the largest subprime lender, has ended its relationship with more than 71% of its mortgage brokers source in an attempt to inhibit predatory practices.

The Proposal makes no claim that all mortgage brokers are abusive, stating only that a prevalence of abusive practices result from using mortgage brokers as a source of subprime loans. This is because the activities of mortgage brokers cannot be as well supervised as those of direct company employees.

The Proponent acknowledges several of the Company's points about particular word choice ("independent" and "purchase") and would like to amend the second sentence of the fourth "WHEREAS" clause as follows: "In addition Countrywide has increased the number of its subprime loans sourced and processed by mortgage brokers, at a time when others in the subprime industry are reducing the use of mortgage brokers because of the prevalence of their abusive practices in the past."

Objection #3 The Company objects the characterization that it has strongly opposes state and local predatory lending laws. The Company refutes that it discontinued lending in North Carolina following the adoption of that state's predatory lending law.

The Proponent would like to amend the fifth "WHEREAS" clause of the Proposal to state: "Whereas, Countrywide Credit strongly opposed strict predatory lending legislation in North Carolina and responded to the passage of this legislation by discontinuing new subprime loans in the state."

The Company states that it made more than $20 million in new subprime loans in North Carolina between March 1 and December 31, 2001 (we presume the 2002 date in the Company's letter was a typo). This is in direct contradiction to several news reports that clearly state Countrywide suspending North Carolina lending in response to the passage of the state's predatory lending bill. The American Banker, the preeminent newspaper of the banking and finance industry, reported on June 15, 2001: "This year lenders are abandoning markets governed by punitive predatory lending legislation, such as Countrywide Credit Industries did in North Carolina, or threatening to do so, where measures are pending, such as Philadelphia."(Story attached).

An Associated Press story published April 6, 2001 makes the connection even more clear: "In North Carolina, which passed the first restrictions in 1999, leading mortgage lender Countrywide Credit withdrew subprime lending in the state saying the new law made it too difficult to do business."(Story attached).

Shareholders have the right to be aware of these stories from reputable sources in evaluating this resolution. The Company, of course, retains the right to dispute these stories in the management statement of objection, citing the same figures as it has in its letter to the Commission.

If, in the opinion of the Commission, it would be helpful to provide direct citations of these stories in the Proposal, the Proponent would be pleased to amend the Proposal accordingly.

Conclusion

The Proponent believes he has fully complied with the eligibility requirements of Rule 14a-8.

The Proponent believes that the statements challenged as false and misleading are either sufficiently proven or amendable, as offered in this letter.

Therefore, the Proponent respectfully requests that the Commission deny the Company's petition for "no-action" relief.

In accordance with Rule 14a-8(j), I am enclosing six paper copies of this letter. An additional copy of this letter has been sent to Sandor E. Samuels, General Counsel and Secretary of the Company.

Sincerely,

John A Duggan

John A, Duggan

Cc: Sandor E. Samuels, Countrywide Credit Industries

803 Kittering Way
Worcester MA
01609-1177
13 February 2002

Mr Samuel E Sanders
Senior Managing Director, Legal
General Corporate Counsel and Secretary
Countrywide Credit Corporation
4500 Park Granada
MS-CH-11A
Calabasas, CA91302

Dear Mr Sanders:

In accordance with your letter of 8 February 2002. I am enclosing a letter from my broker establishing my holding as of 23 January 2002, 200 shares of Countrywide Credit continuously from 29 March 1999.

I trust this statement will suffice to establish my credentials as a submitter of the proposal previously sent to you

Sincerely,

John A Duggan

SALOMON SMITH BARNEY
A member of citigroup

508-791-2311 • 800-451-4027

February 12, 2002

RE: John A. Duggan
Countrywide Credit Inds., Inc.

To Whom It May Concern:

As of January 23, 2002, Salomon Smith Barney was the custodian of two hundred (200) shares of Countrywide Credit Inds., Inc. on behalf of John A. Duggan. These shares were purchased on March 29, 1999 and have been continuously held since that time.

Very truly yours,

James B. Kenafy, Jr.
Senior Vice President-Investments

SALOMON SMITH BARNEY INC. 100 Front Street, 15th Floor, Worcester, MA 01608-1402 FAX 508-791-3945

U.S. POSTAL SERVICE **CERTIFICATE OF MAILING**

MAY BE USED FOR DOMESTIC AND INTERNATIONAL MAIL, DOES NOT PROVIDE FOR INSURANCE—POSTMASTER

Affix fee here in stamps

Received From:

John A. Duggan

803 Kittering Way

Worcester MA 01[...]

One piece of ordinary mail addressed to:

Samuel E. Sanders, Esq. Vic. Legal

Gen. Eng. Counsel & Secretary

Country Wide Credit, 4500 Park Granada

Calabasas, CA 91302

WORCESTER MA FEB 13 2002 USPS

U.S. POSTAGE PAID WORCESTER, MA 01613 FEB 13 '02 AMOUNT

$0.75

000-4867-11

PS Form 3817, Mar. 1989

Quantifying the Economic Cost of Predatory Lending

A Report from the
Coalition for Responsible Lending

Eric Stein

July 25, 2001

301 W. Main Street
Durham, NC 27701
919-956-4400
http://www.responsiblelending.org

I. Executive Summary

Federal Reserve Board Governor Gramlich has correctly noted that, just as with "safety and soundness" and "unfair and deceptive trade practices," there is not and should be no final definition of the term "predatory lending."[1] But just as capital ratios and delinquency rates tell a story about safety and soundness, certain overall indicators and loan level practices characterize predatory lending.

The Coalition for Responsible Lending, in this report, quantifies the cost of several predatory lending practices to American homeowners: **Using the best data available to us, we estimate that U.S. borrowers lose $9.1 billion annually to predatory lenders.**

This estimate is based on our analysis of the loan-level components of the following three predatory lending practices:

- **Equity Stripping**—Predatory lenders charge borrowers exorbitant fees, which are routinely financed into the loan. These costs result in substantially higher payments while the loan is outstanding and are stripped directly from the equity of the home when a borrower refinances or sells his or her house. At the loan level, equity stripping occurs when borrowers are provided loans that (1) finance credit insurance, (2) require exorbitant up-front fees, or (3) include prepayment penalties on subprime loans.

- **Rate-Risk Disparities**—Predatory lenders charge borrowers a higher rate of interest than their credit histories would indicate is justified—either by the lender's or its affiliate's own underwriting criteria. In fact, one recent study used sophisticated statistical modeling to show that 100 basis points of all subprime lending (and presumably much more for predatory lenders) could not be explained by credit risk.[2]

- **Excessive Foreclosures**—Predatory lenders make loans without regard to a borrower's ability to repay. Consequently, homeowners struggling to make payments under the combined weight of excessive fees and high interest rates often pay the ultimate price—the loss of their home. Perhaps of even greater concern is the pending wholesale loss of neighborhoods of homeowners, particularly in African-American communities. While this report discusses foreclosures, it does not attempt to quantify the costs.

Figure 1: Estimated Cost of Predatory Lending in the U.S.

Source	Predatory Practice	Annual Cost (billions)	Number of Families Affected Annually
Equity Stripping	Financed Credit Insurance	$2.1	500,000
	Exorbitant Up-Front Fees	$1.8	750,000
	Subprime Prepayment Penalties	$2.3	850,000
Rate-Risk Disparities	Excess Interest	$2.9	600,000
	Total	**$9.1**	

[1] Remarks before Consumer Federation of America conference, Washington, DC (Dec. 1, 2000).
[2] Peter Zorn, "Subprime Lending: An Investigation of Economic Efficiency", Freddie Mac (Dec. 21, 2000).

The American Banker

June 15, 2001, Friday

SECTION: MORTGAGES; Pg. 1

LENGTH: 1227 words

HEADLINE: Stiff Predator Laws Lead Lenders to Exit

BYLINE: BY ERICK BERGQUIST

DATELINE: PHILADELPHIA

BODY:
For critics expecting subprime lenders to submit to strict new predatory lending laws, it may pay to look back at last year's fights over automated teller machine fees.

Conseco Finance bids Philadelphia adieu

The populist push to limit or ban ATM fees lost steam after banks simply cut off access in Santa Monica, Calif., and other areas with stiff measures. This year lenders are abandoning markets governed by punitive **predatory** lending legislation, as **Countrywide Credit** Industries did in North Carolina, or threatening to do so where measures are pending, such as in Philadelphia.

Conseco Finance in Indianapolis has decided to quit making loans in Philadelphia. "The situation is regrettable, as the ordinance will hurt the very people it's intended to help," a company spokeswoman said. Another large subprime lender's reaction to the local edict: "We're out."

The Philadelphia ordinance, scheduled to take effect July 31, is one of the toughest efforts aimed at eliminating unscrupulous or "predatory" lending practices. It subjects "threshold" loans, those with rates 4.5 to 6.5 percentage points above Treasury securities of comparable maturity, to stringent restrictions and inflicts even harsher penalties on "high-cost" loans, those with rates 6.5 percentage points over comparable Treasuries. Cash penalties or loss of the city's investment business threaten lenders of either type loan, depending on terms and conditions. The ordinance also forces all lenders -- even banks and credit unions that are exempt from some other provisions -- to file disclosures with the city outlining the annual percentage rate and the points charged on each loan.

Lenders claim the ordinance will make it harder for people with poor credit histories to get a loan.

"I've heard of 10 different lenders who have already left the market," said Brian Moran, an account executive with Homecomings Financial, a unit of GMAC Residential Funding Corp. in Bloomington, Minn.

About 130 lenders, lawyers, brokers, and consultants attended a seminar on the ordinance Tuesday here. Leonard Bernstein, a partner with the Philadelphia law firm Reed Smith LLP, asked for a show of hands from those who planned to pull out of the Philadelphia market or were working with lenders who were planning to do so. About 65 hands shot up.

"The penalties are so severe, it's frightening to do business in the city," said Jeffery E. Gatter, president of Public Savings Bank in Willow Grove, Pa.

Many executives of the larger players, including Charles Coudriet, chairman of Saxon Mortgage in Glen Allen, Va., have not left the market but are considering it. In a telephone interview Mr. Coudriet said, "We're not going to do anything that gets close to noncompliance with the law, and if they're going to make it tough for us, they're going to make it tough on the city, and will make it hard for us to do business there going forward."

Eloise Hale, a spokeswoman for Equicredit, said Bank of America's Jacksonville, Fla.-based subprime unit is reevaluating whether it makes economic sense to stay in the Philadelphia market, given the strict definition of a high-cost loan.

Leonard S. Goodman, an attorney in Philadelphia with Weir & Partners LLP, said he is telling clients, including Sovereign Bank in Wyomissing, Pa., and First Trust Bank in Conshohocken, Pa., against making any loans that would fall under the ordinance and trigger the disclosures.

"I don't want them to certify on record that they make high-cost or threshold loans, because it would be embarrassing," Mr. Goodman said. "These are my banking clients; I've advised them not to make these loans."

Lenders claim this ordinance and other efforts in New York and Chicago do little more than cut off borrowers with impaired credit.

"It's going to eliminate a large percentage of the residents of Philadelphia who want to be able to obtain financing," said Don Dybalski, a mortgage banker with Ivy Mortgage in Trevose, Pa. "Because a lot of people have credit problems and income problems, and it's sad. But if you want to get a mortgage, you have to pay the price."

Michael L. Vitali, executive vice president and chief operating officer of Gateway Funding in Fort Washington, Pa., said what worries him the most is FHA borrowers who typically do not have much up-front cash and hence take a higher rate to reduce fees and other costs. "This limits the amount of the interest rate," he said. "That is going to kill FHA lending in Philadelphia and the people who need it the most, the first-time homebuyers."

Mr. Gatter of Public Savings added, "I wonder what it's going to do to brokers, and I wonder what it's going to do to the people who don't qualify for a Fannie Mae-grade mortgage, or even a Fannie Mae fallout."

In April, New York legislators introduced bills that would label as "high-cost" any loan carrying an interest rate of 5% over the weekly average yield on a one-year U.S. Treasury security, or points and fees of over 5% of its value. The legislation also would prohibit lenders from levying prepayment penalties or financing single-premium credit insurance policies on those loans. The Assembly version of the bill has made it to the Ways and Means Committee, the last stop before it is voted upon by the full Assembly. The Senate version, however, has not made it out of the Banking Committee, where it was introduced.

Any new laws would replace rules adopted last October by the New York State Banking Department that define a high-cost loan as one that carries an interest rate of more than 8% over a U.S. Treasury with a comparable maturity.

The Chicago City Council ordinance, passed in August 2000, prohibits city agencies from working with any bank that has made predatory loans or has any connection to such lenders. Financial institutions with city contracts have to prove that they do not fund predatory loans either directly or indirectly. The law defines a predatory loan as one with an interest rate 5 percentage points or more than the yield on U.S. Treasury securities or points and fees that exceed 6% of the total loan amount. A predatory lender, by the council's definition, is an institution that has made 25 such loans within the last year or whose predatory loans made up 5% of its portfolio.

Countrywide, of Calabasas, Calif., got this trend rolling in January when it refused to make subprime loans in North Carolina. The Tar Heel State passed the first anti-predatory lending law. The Prohibit Predatory Lending Act took effect last July and is designed to prevent a host of predatory lending practices, such as loan-flipping, balloon payments, charging excessive points and fees, and up-front financing of fees and insurance.

A Countrywide spokeswoman said the company has not decided whether to continue lending in Philadelphia and that it will evaluate the situation after the ordinance goes into effect.

In the flap over ATM fees, anti-surcharge legislation was introduced in more than 20 states during the late '90s, but none of the measures were enacted. However, several municipalities banned the fees, including San Francisco, Santa Monica, and Woodbridge, N.J. Banks refused to let noncustomers use the machines, sued, and won the fights in court.

LOAD-DATE: June 14, 2001

Document 1 of 9 next ➤

The Associated Press State & Local Wire

April 6, 2001, Friday, BC cycle

SECTION: Business News; State and Regional

LENGTH: 714 words

HEADLINE: Philadelphia approves crackdown on abusive mortgage lending

BYLINE: By JENNIFER BROWN, Associated Press Writer

DATELINE: PHILADELPHIA

BODY:
Veronica Harding's mortgage problems started when she bought a new steel door for her North Philadelphia rowhouse.

Her initial purchase - which was farmed out to a finance company - has grown into a $35,000 mortgage that has been refinanced five times since 1997.

"They put hidden costs on people that we don't know anything about," said the 72-year-old widow, who has become a poster child for national efforts to fight abusive mortgage lending.

"They make it so easy. They tell you they are going to pay off all of your bills. And then they give you a check. But a couple of months later you are in more debt than before." This week, Philadelphia City Council jumped to the forefront of a growing national movement to crack down on what has become popularly known as "predatory lending."

By a 16-0 vote, the council approved a measure Thursday that caps the fees lenders can charge, prohibits Philadelphia from doing business with predatory lenders and institutes penalties for issuing high-cost loans.

Considered one of the toughest in the nation, the ordinance has not been supported by the mayor and has been criticized by lending industry representatives.

Similar restrictions have been approved in North Carolina, New York, Massachusetts and Chicago, and a bill has been proposed in Congress, though previous congressional attempts have failed.

Lenders say the restrictions hurt families whose borderline credit history makes them eligible only for the most restrictive loans and could discourage lending in poor, inner-city neighborhoods.

"It sends a chilling effect through the banking community," American Banking Association spokesman James Ballentine said. "You're really saying this person cannot move into a new home based on their ability to pay because their loan rate may be too high."

In North Carolina, which passed the first restrictions in 1999, leading mortgage lender **Countrywide Credit** withdrew subprime lending in the state saying the new law made it too difficult to do business.

Predatory lending describes the practice of deceptively packing loans with excessive fees, costly credit insurance and balloon payments. These fees - often exacerbated by repeated refinancing - often bring no benefit to borrowers but generate fees for lenders.

Subprime loans, which are legal, are usually made to borrowers with weak credit and carry high interest rates and fees to reflect the higher risk for lenders. High-cost mortgage loans - defined as those with interest rates that are 10 or more percentage points above yield on Treasury securities - are subject to special restrictions and disclosure requirements.

Last month, the Federal Trade Commission charged Associates First Capital Corp., one of the nation's biggest consumer lenders, with routinely lying to and deceiving customers. Citigroup, which bought Associates last year, did not dispute the charges but is in negotiations with the agency.

While lenders point to such prosecution as proof that current regulations work, advocates say more is needed to protect homeowners.

"All I've been thinking about was those families who were victimized. I wept with joy over the good this will do," said Darlene Cradle, vice president of the Pennsylvania Association of Community Organizations for Reform Now, a housing advocacy group known as ACORN.

The Philadelphia ordinance will require home-loan counseling and prohibits loan-repayment plans that would take up more than half of the borrower's monthly income.

Philadelphia Mayor John F. Street has said he prefers weaker restrictions. He said the current version could chase companies away from the city and make it difficult for borrowers with poor credit to get loans.

City Council's 16-0 vote means it has enough support to override a mayoral veto, if necessary.

In Harding's case, she will pay $308 per month (nearly half her $629 monthly social security check) for the next 27 years and only be free of debt after paying a final $32,000 balloon payment - a provision she only became aware of when a friend looked over the contract after closing.

"I'm going to end up paying $1 million for this house," she joked. "I'm happy about this (new ordinance) but I'm in now and have no choice."

LOAD-DATE: April 7, 2001

prev Document 8 of 9 next

US Banker

October 2001

SECTION: INDUSTRY NEWS; Vol. 111; No. 10; Pg. 10

LENGTH: 420 words

HEADLINE: SUBPRIME HOT POTATO

BODY:
Subprime lending certainly has become a hot potato. While offering potentially high profits, it also carries with it a two-pronged threat. First, losses may mushroom if the economy takes a dive, as many expect. And these loans haven't been stress-tested. The second threat, of course, is public relations. The distinction between subprime lending and predatory lending is not clear, and many subprime lenders have been coming under attack from government agencies and politicians as well as consumer groups. If nothing else, the pressure has been forcing some subprime lenders to curtail their most egregious practices. Providian Financial Corp. told investors last month that its 2001 earnings would be down sharply, blaming it on rising bankruptcies and reduced credit card purchases, causing its stock to plunge 22%. The less-rosy forecast could also reflect Providian's attempt, under duress, to clean up its act following gargantuan fines for predatory lending practices.

In this atmosphere, it's no surprise that Bank of America chose to get out of the subprime mortgage business. It plans a $ 253 million write-down of subprime loans in the third quarter.

What is a surprise is that other firms are rushing into the business in an attempt to bolster profits. J.P. Morgan Chase & Co. is among them, and already is feeling the heat. Last year it bought Advanta's subprime business, and has been shocked by losses that portfolio is producing. Now, Chase is claiming it was suckered and is suing Advanta for allegedly overvaluing the portfolio.

Okay, at least Chase is desperate to raise profits. But Countrywide Credit Industries also is aggressively stepping up its subprime business. And Countrywide is moving far more deeply into a subprime area which has been notorious for its predatory practices: using outside brokers to generate loans. In contrast, many of the worst regulatory problems Citigroup encountered in its acquisition of Associates First Capital was because of the practices of outside brokers used by Associates. Citigroup recently has ended many of those relationships.

But Countrywide, in getting into that business, has hired a former Associates executive, Debbie Rosen, to head its wholesale subprime lending unit. And Countrywide says it wants to become the dominant player in the subprime business. We've always admired Countrywide CEO Angelo Mozilo, but now it seems he's getting a bit desperate.

LOAD-DATE: October 01, 2001

prev Document 7 of 48 next

The American Banker

August 22, 2001, Wednesday

SECTION: MORTGAGES; Pg. 1

LENGTH: 1113 words

HEADLINE: As Others Exit Subprime, Countrywide Ramps Up

BYLINE: BY ERICK BERGQUIST

BODY:
Less than a week after Bank of America pulled out of subprime real estate lending, Countrywide Credit Industries is making its own statement about how it wants to approach the market: full steam ahead, on multiple fronts.

"We remain very committed to it. It's part of our core business" and "we are prepared to be more aggressive" in subprime lending, said Greg Lumsden, who was recently promoted to president and chief executive officer of Countrywide's retail subprime unit, Full Spectrum.

Countrywide's interest on the retail side has been evident for some time. The No. 7 subprime lender at the end of 2000 (the company ranks fourth among conventional lenders overall), it appears poised to make its biggest run at the category, including more attention to wholesale side, since it entered the market in 1995. The company announced Monday that it had hired Debbie Rosen, a former executive at Associates First Capital Corp., to head up its wholesale subprime lending unit. The company said the move "significantly furthers" its commitment to "reaching the dominant position" in wholesale subprime lending.

"My personal commitment is to grow" subprime lending "through expanding the sales force and product offerings, providing homeownership solutions that meet the widest range of borrowers," Ms. Rosen said in an interview Tuesday.

In addition to hiring Ms. Rosen, the Calabasas, Calif., lender is augmenting its sales force in both the retail and wholesale divisions, and it has formed a new wholesale management team -- headed by Ms. Rosen -- to increase loan purchases from mortgage brokers and other originators.

Mr. Lumsden said Full Spectrum is adding hundreds of salespeople in its 42 field offices and four central offices, while Mr. Rosen plans to double her 124-person sales force in the field.

Doing more wholesale lending may be a risky proposition given the wave of litigation striking at every part of the lending chain. By purchasing loans from mortgage brokers and other originators, wholesale lenders do not have control over how the borrower is treated or in some cases the terms of the loan. And wholesalers are increasingly coming under fire for the loans they buy and in some cases are being taken to court to be held liable for those loans.

Ms. Rosen, however, said Countrywide maintains a "high-touch relationship" with its brokers to make sure they are licensed and trained.

Countrywide also runs the loans it buys through a proprietary automated underwriting system, she said, as well as through manual underwriters at its two underwriting shops in Plano, Tex., and Rosemeade, Calif.

She also said that brokers are essential to mortgage lending because they have "many points of contact with the customer that we think are vital."

Countrywide has moved slowly into the subprime market, the executives said. It began buying the loans wholesale in August 1995 and started originating from retail branches a year later.

"We have had the luxury of taking our time because we already had a sound" conventional lending enterprise, Mr. Lumsden said. "We took time to fully understand the subprime business."

Last year Countrywide originated or bought $5.2 billion in subprime loans; of that, $1.6 billion was retail, $1.7 billion wholesale, and $1.9 billion correspondent. It produced almost $61.7 billion of residential loans overall in 2000, making the subprime portion 8.4%.

Countrywide appears to be benefiting from consolidation in the subprime industry and other events that have caused many companies to go out of business in the last three years.

The Russian debt crisis in 1998, which dried up the bond market, hurt many small subprime lenders that depended on securitization as their source of funding. Some lenders took hits for making risky loans, while others were forced out by lawsuits over unscrupulous lending. The big players, such as Washington Mutual Inc., Chase Manhattan Mortgage Corp., and Citigroup Inc., have since picked up many of the survivors.

"The landscape has opened up," Mr. Lumsden said.

The handful of companies now controlling the market include Chase, which bought Advanta Corp. last year; Citigroup, which purchased Associates First Capital; and Household International Inc., one of the last standing independent subprime giants. Smaller players still alive include New Century Financial Corp. of Irvine, Calif.; Option One Mortgage, an H&R Block Inc. subsidiary in Irvine; Ameriquest; and First Franklin.

Though poor management has also been cited as the cause of some subprime lenders' demise, most notably Superior Bank of Hinsdale, Ill., Mr. Lumsden said, "We feel comfortable we know how to do it," Mr. Lumsden said.

To be sure, with the economy limping and scrutiny from regulators, politicians, and activists showing no sign of abating, now may not seem the best time to turn up the volume in subprime lending.

But if the risk is handled right, this lending can be very profitable. The loans are made to borrowers with blemished credit at higher rates, with the lenders trading the greater risk for greater reward. They and analysts say that charging higher premiums can minimize the threat of higher losses caused by a slowing economy.

Michael McMahon, an analyst with Sandler O'Neill & Partners in San Francisco, said that if it is executed judiciously, Countrywide's plan is "a smart move."

"The pendulum is currently swinging far to one side in response to some industry problems such that a number of people are getting out of the business, which may not be the right thing to do," he said.

Countrywide's origination machine is capable of lending $10 billion to $15 billion a month, but the company has kept volume in the subprime segment low, Mr. McMahon said. "They've gone slow, they've learned the product, they've been extremely conservative with their gain on sale assumptions, more so than anyone else in the industry."

In fact, Countrywide's subprime lending this year has been just slightly higher than last. In the first quarter it produced $1.3 billion of loans, ranking eighth overall; in the second quarter it produced $ 1.4 billion, ranking 10th.

Mr. Lumsden said despite all the talk about predatory lending, the subprime industry has made conditions better for all borrowers.

In the 1980s, he said, borrowers with a 580 Fair, Isaac score -- 800 is the highest -- would pay 8% to 9% of the loan amount in fees and a 16% interest rate.

"Today they are likely to pay 4% in fees and a 9% interest rate," he said. "Things have gotten better for the consumer."

GRAPHIC: photo, Rosen

LOAD-DATE: August 21, 2001

prev Document 10 of 48 next

Countrywide®

SANDOR E. SAMUELS
SENIOR MANAGING DIRECTOR, LEGAL,
GENERAL COUNSEL AND SECRETARY

4500 PARK GRANADA
MS CH-11A
CALABASAS, CALIFORNIA 91302
(818) 225-3505
(818) 225-4055 FAX

VIA UPS

March 8, 2002

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: **Countrywide Credit Industries, Inc.**
Shareholder Proposal Submitted by Dr. John A. Duggan

Ladies and Gentlemen:

As indicated in its letter dated February 8, 2002, Countrywide Credit Industries, Inc. (the "Company") received a shareholder proposal (the "Proposal") from Dr. John A. Duggan (the "Proponent") on January 23, 2002. In that letter, the Company requested confirmation that the staff of the Division of Corporation Finance would not recommend enforcement action to the Securities and Exchange Commission if the Company omitted the Proposal from its proxy materials for its 2002 Annual Meeting of Shareholders.

One of the Company's grounds for omission of the Proposal was the Proponent's failure to demonstrate his eligibility to submit a shareholder proposal as required under Rule 14a-8(b) of the Securities Exchange Act of 1934, as amended. Please be advised that, on or about February 19, 2002, the Company received a letter from the Proponent's broker establishing the Proponent's eligibility to submit the Proposal.

Accordingly, the Company hereby withdraws the portion of its no-action request appearing in the letter, dated February 8, 2002, under the heading "Rule 14a-8(b)." The Company is withdrawing only this portion of the no-action request.

If you have any questions, require further information, or wish to discuss this matter, please call me at (818) 225-3505.

Very truly yours,

Sandor E. Samuels
Senior Managing Director, Legal
General Counsel and Secretary

Enclosure
cc: Dr. John A. Duggan

RECEIVED
FEB 19 2002
SANDOR SAMUELS

803 Kittering Way
Worcester MA
01609-1177
13 February 2002

Mr Samuel E Sanders
Senior Managing Director, Legal
General Corporate Counsel and Secretary
Countrywide Credit Corporation
4500 Park Granada
MS-CH-11A
Calabasas, CA91302

Dear Mr Sanders:

In accordance with your letter of 8 February 2002. I am enclosing a letter from my broker establishing my holding as of 23 January 2002, 200 shares of Countrywide Credit continuously from 29 March 1999.

I trust this statement will suffice to establish my credentials as a submitter of the proposal previously sent to you

Sincerely,

John A Duggan

SALOMON SMITH BARNEY
A member of citigroup

508-791-2311 • 800-451-4027

February 12, 2002

RE: John A. Duggan
Countrywide Credit Inds., Inc.

To Whom It May Concern:

As of January 23, 2002, Salomon Smith Barney was the custodian of two hundred (200) shares of Countrywide Credit Inds., Inc. on behalf of John A. Duggan. These shares were purchased on March 29, 1999 and have been continuously held since that time.

Very truly yours,

James B. Kenary, Jr.
Senior Vice President-Investments

SALOMON SMITH BARNEY INC. 100 Front Street, 15th Floor, Worcester, MA 01608-1402 FAX 508-791-3945

Countrywide®
HOME LOANS

SANDOR E. SAMUELS
SENIOR MANAGING DIRECTOR, LEGAL,
GENERAL COUNSEL AND SECRETARY

4500 PARK GRANADA, MS CH-11A
CALABASAS, CALIFORNIA 91302
(818) 225-3505
(818) 225-4055 FAX

VIA UPS

March 28, 2002

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: **Countrywide Credit Industries, Inc.**
Shareholder Proposal Submitted by Dr. John A. Duggan

Ladies and Gentlemen:

This responds to the March 1, 2002 letter from Dr. John A. Duggan (the "Proponent") to the Securities and Exchange Commission (the "Commission"). In that letter, Dr. Duggan disputes that his Shareholder Proposal contains false and misleading statements and, therefore, may be properly excluded by Countrywide Credit Industries, Inc. (the "Company") from its proxy materials under Rule 14a-8(i)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

First, the Proponent readily concedes that "there is no clear, broadly accepted, legal definition of predatory lending." It follows, then, that the Proponent cannot conclusively state that prepayment penalties are predatory practices without misleading the voting shareholders. Nor can the Proponent conclusively state that prepayment penalties cost sub-prime borrowers $9 billion, or a portion thereof, without also disclosing any corresponding savings that inure to these sub-prime borrowers' benefit as a result of lower interest rates, as discussed in greater detail in the Company's February 8, 2002 letter.

The Proponent essentially contends that whether prepayment penalties constitute predatory lending practices is an issue to be debated through proxy materials. This contention is fundamentally flawed, however, because by making these supporting statements at all, the Proponent will be making materially misleading statements in proxy soliciting materials in violation of Rule 14a-9.

The Proponent's response on the second issue, i.e. hiring an executive from Associates First Capital ("Associates"), is also unconvincing. In support of his characterization of Associates as "the firm with the most well documented record of predatory lending abuses," the Proponent refers to a lawsuit that *reportedly could* reach $1 billion. This is not only undocumented, it is unproven. It, therefore, remains both misleading and potentially defamatory.

The Proponent also disputes that he has found the individual hired from Associates to be guilty by association. Instead, he claims that, as a shareholder, he has a "duty to consider and evaluate the past business relationships of corporate executives." This argument is self-defeating. The "duty" described by the Proponent entails an evaluation of the company for which the executive was employed, not an evaluation of the executive's skills or personal reputation. This is the very essence of guilt by association, and it is misleading.

With respect to the Proponent's proposed revision of its supporting statement that ". . . others are reducing the use of mortgage brokers because of the prevalence of their abusive practices in the past," it is unclear how the Proponent has made the statement less misleading. It still unfairly attaches "abusive practices" to mortgage brokers as a whole and categorizes all mortgage brokers as predatory, while failing to acknowledge that many, if not most, mortgage brokers do not engage in predatory lending practices.

Finally, the Proponent apparently concedes that the Company has *not* "strongly opposed strict predatory lending legislation at the state and local levels," because he has totally failed to address the Company's detailed response in its February 8, 2002 letter. With respect to the alleged discontinuation of new sub-prime loans in North Carolina, the Company has already asserted that the allegation is false and provided the Commission with statistics in support of this assertion. The articles published by The American Banker and the Associated Press stating otherwise do not change the facts as they are set forth in the Company's February 8, 2002 letter.

As he has done in his response to each of the issues addressed in the Company's no-action request, the Proponent suggests that the supporting statements be presented to the shareholders for their consideration without regard for the requirements of Rule 14a-8(i)(3). This rule specifically prohibits supporting statements "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The opportunity for the Company to dispute the supporting statements in its proxy materials is not a basis for the Proponent to circumvent the requirements of Rules 14a-8(i)(3) and 14a-9. If the Proponent's supporting statement is materially false or misleading in the first instance, it should be excluded, irrespective of the Company's opportunity to respond.

For the reasons set forth above, it is again respectfully submitted that the Company's omission of the Proposal from its proxy materials for the 2002 Annual Meeting of Shareholders is proper. The Company respectfully renews its request that the Commission confirms it will not recommend enforcement action if the Proposal is omitted.

The Company is enclosing seven (7) copies of this letter and requests that the Commission acknowledge receipt by stamping and returning one copy in the enclosed self-addressed, stamped envelope.

If you have any questions, require further information, or wish to discuss this matter, please call me at (818) 225-3505.

Very truly yours,

Sandor E. Samuels
Senior Managing Director, Legal
General Counsel and Secretary

cc: Dr. John A. Duggan

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 9, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Countrywide Credit Industries, Inc.
Incoming letter dated February 8, 2002

The proposal requests that the board of directors conduct a special executive compensation review to study ways of linking a portion of executive compensation to successfully addressing predatory lending practices, and summarize this review in the Compensation Committee's report to shareholders.

We are unable to concur in your view that Countrywide Credit may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- Provide factual support for the statement that "predatory practices cost borrowers more than $9 billion annually" in the form of a citation to a specific source including a page number and publication date;
- Recast the discussion that begins "Controversial practices such as . . ." and ends ". . . by refinancing their loans" as the proponent's opinion;
- Delete the phrase "in order to expand its subprime mortgage business . . . ;"
- Provide factual support for the statement that begins "Associates First Capital, . . ." and ends ". . . record of predatory lending abuses" in the form of a citation to a specific source including a page number and publication date;
- Delete the discussion that begins "In addition, Countrywide has ramped . . ." and ends ". . . practices in the past"; and
- Delete the paragraph that begins "Whereas, Countrywide Credit has . . ." and ends ". . . loans in the state."

Accordingly, unless the proponent provides Countrywide Credit with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Countrywide Credit omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Keir D. Gumbs
Special Counsel